Exhibit 7


                             AMENDED AND RESTATED

                        MANAGEMENT SERVICES AGREEMENT


          This Amended and Restated Management Services Agreement (the "Agreement") is made as of this 21st day of December, 1993 by and between S&H INC., a Connecticut corporation ("S&H"), and SILGAN PLASTICS CORPORATION, a Delaware corporation ("Plastics").

                             W I T N E S S E T H:

          WHEREAS, S&H and Plastics have entered into the Management Services Agreement dated June 30, 1989, as amended by Amendment No. 1 thereto dated July 13, 1990 and Amendment No. 2 thereto dated as of June 29, 1992 (as amended by Amendment No. 1 and Amendment No. 2, the "Original Management Services Agreement"), pursuant to which S&H provides general management, supervision, administrative and other services to Plastics in accordance with the terms of the Original Management Services Agreement;

          WHEREAS, R. Philip Silver ("Silver"), D. Greg Horrigan ("Horrigan"), The Morgan Stanley Leveraged Equity Fund II, L.P. ("MS Equity"), Bankers Trust New York Corporation, First Plaza Group Trust and Silgan Holdings Inc. ("Holdings") are entering into an Amended and Restated Organization Agreement dated as of the date hereof (the "Organization Agreement") providing for, among other things, the terms governing the relationship among the parties for the term thereof and the amendment and restatement of the management services agreement between S&H and Holdings dated June 30, 1989, as amended by Amendment No. 1 thereto dated July 13, 1990 and Amendment No. 2 thereto dated as of June 29, 1992;

          WHEREAS, S&H also is a party to a management services agreement dated June 30, 1989, as amended by Amendment No. 1 thereto dated July 13, 1990 and Amendment No. 2 thereto dated as of June 29, 1992 with each of Silgan Corporation, the parent holding company of Plastics ("Silgan"), and Silgan Containers Corporation, a wholly owned subsidiary of Silgan ("Containers");

          WHEREAS, S&H and each of Holdings, Silgan and Containers are entering into an amended and restated management services agreement dated as of the date hereof (collectively, as so amended and restated, the "Affiliate Management Services Agreements"); and

          WHEREAS, S&H and Plastics desire to amend and restate hereby the Original Management Services Agreement in order to make certain changes in light of the terms of the Affiliate Management Services Agreements.

          NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, S&H and Plastics agree as follows:

          1.   Management Services.

               (a) S&H and Plastics hereby agree that, during the period beginning on the Closing Date (as defined in the Organization Agreement) and continuing throughout the term hereof, S&H and its Affiliates shall provide to Plastics general management, supervision and administrative services, including, without limitation, the preparation of the annual and long-term business plans, and perform such other duties and provide such other services as Plastics shall be permitted to request of S&H pursuant to the Restated Certificate of Incorporation or By-Laws of Holdings or pursuant to applicable law, which power and authority Plastics hereby grants to S&H ("General Management Services"). (The General Management Services are hereinafter collectively referred to as the "Services" and individually as a "Service").

               (b) Any Service hereunder shall be provided to Plastics only by S&H or its Affiliates or such consultants, subcontractors or agents as may be selected from time to time by S&H. It is understood and agreed that S&H shall retain the services of Morgan Stanley & Co. Incorporated as financial advisor to Plastics.

          2.   Fees; Payment.

               (a) In consideration for General Management Services provided by S&H to Plastics hereunder, Plastics shall pay to S&H aggregate fees or compensation therefor (not including any related out-of-pocket expenses), (i) on a monthly basis, Plastics' Proportionate Percentage (as defined below) of five thousand dollars ($5,000) plus an amount equal to 2.475% of EBDIT (as defined in Paragraph 2(j) hereof) for such calendar month until EBDIT for the calendar year to date has reached the Scheduled Amount for such calendar year (as defined in Paragraph 2(e) hereof) and 1.65% of EBDIT for such calendar month to the extent that EBDIT for the calendar year to date exceeds the Scheduled Amount but is not greater than the Maximum Amount (as defined in Paragraph 2(e) hereof) (the "Monthly Management Fee"); and (ii) on a quarterly basis, an amount equal to Plastics' Proportionate Percentage of 2.475% of EBDIT for such calendar quarter until EBDIT for the calendar year to date has reached the Scheduled Amount and 1.65% of EBDIT for such calendar quarter to the extent that EBDIT for the calendar year to date exceeds the Scheduled Amount but is not greater than the Maximum Amount (the "Quarterly Management Fee"). For purposes of this Paragraph 2, "Proportionate Percentage" means such percentage of EBDIT for a given period that is attributable to the results of Plastics for such period.

               (b) Such Quarterly Management Fee shall continue to accrue, but shall not be paid, to S&H by Plastics in the event that, and from the date on which, Plastics or Silgan shall have received written notice ("Notice") from the Agent (as defined below) that an Event of Default (as such term is defined in the Credit Agreement, dated as of December 21, 1993, among Silgan, Containers, Plastics, the financial institutions parties thereto, Bankers Trust Company, as Agent (the "Agent"), and Bank of America National Trust and Savings Association, as Co-Agent, as amended, supplemented or modified from time to time (the "Credit Agreement")) exists under any of Sections 9.01, 9.03 (but only to the extent resulting from the violation of one or more of Sections 8.08, 8.09, 8.10, and 8.11 of the Credit Agreement), 9.04(i)(x), 9.04(ii) or 9.05 of the Credit Agreement (each of the foregoing Events of Default, a "Financial Covenant Event of Default") until, and shall be paid by Plastics to S&H on, the earliest to occur of (x) the first date after receipt of such Notice upon which no Financial Covenant Event of Default to which the Notice related or otherwise known to S&H or Silgan, shall be in existence (and so long as no such Financial Covenant Event of Default would be in existence after giving effect to the payment of such unpaid portion of the Quarterly Management Fee), (y) the first date occurring 180 days or more after receipt by Silgan of a notice stating that no Event of Default exists under Section 9.01 of the Credit Agreement, or (z) the date that Silgan, Containers, Plastics and California-Washington Can Corporation, a wholly owned subsidiary of Containers, shall have paid all outstanding Obligations (as such term is defined under the Credit Agreement). In the event that a Notice is delivered by the Agent, Plastics shall pay to S&H that portion of any unpaid Quarterly Management Fee that has accrued with respect to that portion of such calendar quarter prior to the occurrence of any Financial Covenant Event of Default to which such Notice relates.

               (c) Nothing contained in Paragraph 2(b) shall prevent the Agent from giving successive Notices of the type described in Paragraph 2(b) (in which case the rules set forth in Paragraph 2(b) shall apply to, and the time periods set forth therein shall begin to run on, the date of such subsequent Notice); provided that only one Notice relating to a single


Financial Covenant Event of Default and all other Financial Covenant Events of Default in existence at the date of the giving of any such Notice may be given. Notwithstanding anything to the contrary stated herein, if at any time after the giving of Notice by the Agent to Silgan, S&H shall certify to Silgan that all Financial Covenant Events of Default to which such Notice relates have been cured or waived, and that S&H knows of no other Financial Covenant Event of Default then in existence, then Plastics shall, unless it knows of the existence of a Financial Covenant Event of Default which has not yet been cured or waived, pay to S&H any accrued and unpaid Quarterly Management Fee or portion thereof in the manner set forth in Paragraph 2(h) hereof. S&H shall not be required to deliver any such certification to Silgan upon the occurrence of the dates or events set forth in clauses (y) or
(z) of Paragraph 2(b), and promptly after the occurrence of such date or event, Plastics will pay to S&H any accrued and unpaid Quarterly Management Fee or portion thereof.

               (d) In addition to the management fees payable pursuant to Paragraph 2(a) hereof, Plastics shall pay to S&H on the closing date of the IPO (as defined in the Organization Agreement) an amount, if any (the "Additional Amount"), equal to the sum of the present values, calculated for each year or portion thereof, of (i) the amount of the annual management fee for such year or portion thereof that otherwise would have been payable to S&H for each such year or portion thereof for the period beginning as of the time of the IPO and ending on June 30, 1999 (the "Remaining Term") pursuant to Paragraph 2(a) hereof but for the occurrence of the IPO, minus (ii) Plastics' Average Proportionate Percentage (as defined below) of the amount payable to S&H for the Remaining Term at the rate of $2.0 million per year. S&H may elect to have up to two-thirds (but no more than two-thirds) of the Additional Amount paid to S&H in cash with the balance of the Additional Amount being paid in fully-vested shares of common stock of Holdings, valued for the purposes of such payment at the public offering price per share in the IPO. The amounts described in clause (i) of this Paragraph 2(d) will be calculated based upon S&H's good faith projections of both Holdings' EBDIT and Plastics' Proportionate Percentage for each such year (or portion thereof) during the Remaining Term (the "Estimated Plastics Fees"), which projections shall be made on a basis consistent with S&H's past projections. The difference between the amount of the Estimated Plastics Fees for any particular year and Plastics' Average Proportionate Percentage of $2 million shall be discounted to present value at the time of the IPO using a discount rate of eight percent (8%) per annum, compounded annually. For purposes of this Paragraph 2(d), "Average Proportionate Percentage" shall mean a weighted average of the percentage of EBDIT for each year or portion thereof during the Remaining Term that would be attributable to the results of Plastics for each such year or portion thereof, as calculated based upon S&H's good faith projections which shall be made on a basis consistent with S&H's past projections.

               (e) For any given year during the term of this Agreement, the Scheduled Amount and the Maximum Amount for such year will be the amounts set forth in Schedule I hereto.

               (f) In addition to the fees referred to in Paragraphs 2(a) and 2(d), Plastics shall also reimburse S&H in an amount equal to all out-of-pocket expenses paid by S&H in providing the Services hereunder, including fees and expenses paid to consultants, subcontractors and other third parties, in connection with such Services. Such expenses shall be paid by Plastics to S&H on a monthly basis.

               (g) (i) Not later than fifteen (15) days after the end of each calendar month during the term hereof with respect to the Monthly Management Fee and (ii) not later than thirty (30) days after the end of each full calendar quarter during the term hereof with respect to the Quarterly Management Fee, S&H shall furnish Plastics with a bill for an amount equal to the Monthly Management Fee and the Quarterly Management Fee, respectively, then owing with respect to periods ended on or before the end of such calendar month or such calendar quarter.

                (h) Each bill furnished to Plastics hereunder shall be paid in full within thirty (30) days of the receipt of such bill, except that any accrued and unpaid Quarterly Management Fee or portion thereof shall be paid on the earliest date on which such payment is permitted to be made pursuant to Paragraphs 2(a), 2(b) and 2(c) hereof. All payments of such bills shall be sent to:

               S&H Inc.
               4 Landmark Square
               Suite 301
               Stamford, CT 06901
               Attention:  R. Philip Silver

or to such other address as S&H may specify from time to time by written notice to Plastics.

               (i) All fees and expenses paid to S&H by Holdings and Silgan, pursuant to their respective Affiliate Management Services Agreements with S&H, shall be credited to the fees and expenses referred to in Paragraphs 2(a), 2(d) and 2(f) hereof.

               (j) For purposes of this Section 2, EBDIT shall mean, for any period, the consolidated net income of Holdings and its subsidiaries, before interest expense and provision for income taxes and without giving effect to any extraordinary non-cash gains or extraordinary non-cash losses and any adjustments resulting from changes in the value of employee stock options and/or stock appreciation rights, and adjusted by adding thereto (i) the amount of any fees and expenses paid pursuant to this Agreement or the Affiliate Management Services Agreements, (ii) the amount of all charges and expenses incurred in connection with the Refinancing (as defined in Amendment No. 5 to Holdings' Registration Statement on Form S-1, dated June 23, 1992, relating to Holdings' Senior Discount Debentures due 2002 (Commission File No. 33-47632)) (which charges and expenses have been charged against the consolidated net income of Holdings or its subsidiaries), and (iii) the amount of all amortization of intangibles, covenants not to compete, goodwill and debt financing costs and all depreciation (which amortization and depreciation have been charged against the consolidated net income of Holdings and its subsidiaries, before interest expense), computed in accordance with generally accepted accounting principles.

          3. Direct Expenses. It is understood that the consideration to be paid by Plastics to S&H for Services hereunder shall not be in lieu of, and that Plastics shall be directly liable for, direct expenses incurred by Plastics, or by S&H on Plastics' behalf (other than the out-of-pocket expenses billed to Plastics by S&H pursuant to Paragraph 2(f) hereof), for services rendered to Plastics by third parties, including, but not limited to, legal and accounting fees and insurance premiums. Plastics shall pay any compensation (including employee benefit costs and any related out-of-pocket expenses) to officers and other employees of Plastics who provide substantially full-time services to Plastics, other than Silver and Horrigan who shall receive no salaries, notwithstanding that said officers and other employees may simultaneously be officers or employees of S&H or one of its subsidiaries or Affiliates.

          4.   Term.

               (a) The term of this Agreement shall commence on the date hereof and shall continue until the earliest of: (i) the completion of an IPO; (ii) June 30, 1999; (iii) at the option of Plastics, the occurrence of an Event of Default pursuant to Paragraph 5(a) hereof; (iv) at MS Equity's option, the occurrence of any Event of Default other than an Event of Default pursuant to Paragraph 5(a) hereof; or (v) a Change of Control (as defined in the Restated Certificate of Incorporation of Holdings in effect from time to time) shall take place. The Monthly Management Fee and the Quarterly Management Fee will cease to accrue on the date this Agreement is terminated pursuant to this Paragraph 4(a).

                (b) If any default specified in Paragraphs 5(b)-(f) hereof occurs or exists with respect to Holdings as a result of an Event of Force Majeure (as such term is defined in Paragraph 7 hereof), this Agreement shall continue in full force and effect except that S&H shall be entitled only to the Monthly Management Fee.

          5.   Events of Default.

          Any one of the following defaults shall constitute an Event of Default (other than by reason of an Event of Force Majeure in the case of each of Paragraphs 5(a)-(f)):

               (a) The failure or refusal of S&H to comply with or perform its obligations under this Agreement if such failure or refusal continues unremedied for more than sixty (60) days after written notice of the existence of such failure or refusal shall have been given to the failing or refusing party by any of the parties;

               (b) S&H or Holdings is declared insolvent or bankrupt by any court of competent jurisdiction, or a voluntary petition in bankruptcy is filed in any court of competent jurisdiction by either of them;

               (c) An involuntary petition in bankruptcy is filed in any court of competent jurisdiction against S&H or Holdings and within forty-five
(45) days thereafter shall not have been dismissed or stayed (and, in the event of any such stay, such stay shall not have been set aside and the petition dismissed within forty-five (45) days after the stay shall have been granted);

               (d) A trustee or receiver is appointed for S&H or Holdings and remains undischarged for more than forty-five (45) days after being appointed;

               (e) A proceeding seeking a reorganization, arrangement, liquidation or dissolution of S&H or Holdings is instituted in a court of competent jurisdiction and remains undismissed for more than forty-five (45) days after being instituted;

               (f) S&H or Holdings voluntarily seeks any such reorganization or arrangement or makes an assignment for the benefit of creditors; or

               (g) Death or permanent disability of both Horrigan and Silver. For the purposes of this Agreement, "permanent disability" shall mean the inability of Horrigan or Silver, as the case may be, by reason of illness or injury to perform substantially all of his duties as Chairman of the Board or as President of Holdings (or in performing his duties in any other office in Holdings or any of its respective Affiliates to which he may be duly appointed) during any continuous period of one hundred eighty (180) days.

          6.  Limitation of Liability; Indemnification.

               (a) S&H and its Affiliates shall not be liable to Plastics, to any director, officer, stockholder, consultant or subcontractor of Plastics, or to any person or entity controlling Plastics or any such stockholder, consultant or subcontractor of Plastics, for any cost, damage, expense or loss, including without limitation any special, indirect, consequential or punitive damages, of Plastics or any such officer, director, stockholder, consultant, subcontractor or controlling person or entity, allegedly arising out of (i) S&H's and/or its Affiliates' failure to perform any services for Plastics hereunder or the misperformance of any such service, or (ii) Plastics' or such officer's, director's, stockholder's, consultant's, subcontractor's or controlling person's or entity's reliance on any advice or data S&H and its Affiliates may provide to Plastics pursuant to this Agreement.



               (b) Plastics shall indemnify S&H and each of its Affiliates, officers, directors, employees, consultants and subcontractors, and any Person or entity controlling S&H and each of its Affiliates or any such consultant or subcontractor and shall hold S&H and each of its Affiliates and each such officer, director, employee, consultant, subcontractor and controlling Person or entity, harmless against any damage, loss, cost or expense (including court costs and reasonable attorneys' fees which S&H and its Affiliates or any such officer, director, employee, consultant, subcontractor or controlling Person or entity, may sustain or incur by reason of any claim, demand, suit or recovery by any Person or entity arising in connection with this Agreement or out of S&H's or its Affiliates', or any consultant's or subcontractor's, performance of S&H's obligations under this Agreement), provided, however, that no officer of S&H may benefit from the foregoing indemnity in the event of his serious criminal conduct or in the event that the Required Majority (as defined in the Restated Certificate of Incorporation of Holdings) of the Board of Directors of Holdings so decides, with MS Equity agreeing to cause the Class B Directors (as defined in the Restated Certificate of Incorporation of Holdings) to vote in accordance with the Class A Directors (as defined in the Restated Certificate of Incorporation of Holdings) on such matter.

               (c) Nothing contained in this Section shall limit or affect Plastics' rights to submit any matter to arbitration.

               (d) The manner of any indemnification under this Agreement shall be in accordance with Section 9.1 of the Organization Agreement.

               (e) No salaried officer or employee of S&H shall have any liability to MS Equity or any Affiliate or Associate thereof arising in connection with this Agreement nor will such entities make any claim seeking damages arising out of such individual's performance as an officer or employee of Holdings, except for performance which could constitute serious criminal conduct or, in the case of an officer or employee of Holdings, as otherwise approved by the Required Majority of the Board of Directors of Holdings, with MS Equity agreeing to cause the Class B Directors to vote in accordance with the Class A Directors on such matter.

          7.   Force Majeure.

          The term "Event of Force Majeure" as used herein shall mean any failure of a party to perform any of its obligations hereunder if such failure is due to circumstances beyond its control, including but not limited to, any requisition by any government authority, act of war, strike, boycott, lockout, picketing, riot, sabotage, civil commotion, insurrection, epidemic, disease, act of God, fire, flood, accident, explosion, earthquake, storm, failure of public utilities or common carriers, mechanical failure, embargo, or prohibition imposed by any governmental body or agency having authority over the party, which would have constituted an Event of Default but for the fact that such events constituted an Event of Force Majeure. The party affected by an Event of Force Majeure shall give prompt notice thereof to the other parties hereto and each party shall use its best efforts to minimize the duration and consequences of, and to eliminate, any such Event of Force Majeure. At such time as an Event of Force Majeure no longer exists, the respective obligations of the parties hereto shall be reinstated and this Agreement shall continue in full force and effect.

          8.   Insurance.

          S&H agrees that for the term of this Agreement it shall cause Plastics to obtain and maintain insurance for such risks and in such amounts similar to companies of comparable size which are engaged in similar business activities, provided that if Plastics or Silgan maintains a level of insurance which complies with the applicable terms of the Credit Agreement, S&H shall be deemed to be in compliance with the provisions of this paragraph.



          9.  Definitions.

          Terms not defined herein which are defined in the Organization Agreement shall have the meanings ascribed to them therein.

          10.  Notices.

          All notices and other communications required by or specifically provided for in this Agreement shall be in writing and shall be deemed to have been given (a) when delivered in person, (b) when sent by telex or telecopier with answerback received, or (c) seventy-two (72) hours after having been deposited in the U.S. mails, certified mail with return receipt requested and postage prepaid, and in any case addressed to the party for which it is intended at that party's address as set forth below, or at such other address as the addressee shall have designated by notice hereunder to the other party.

     If to S&H:

          S&H Inc.
          4 Landmark Square
          Suite 301
          Stamford, CT  06901
          Attention: R. Philip Silver

     If to Plastics:

          Silgan Plastics Corporation
          16216 Baxter Road, Suite 300
          P.O. Box 1080
          Chesterfield, MO  63006
          Attention:  Russell F. Gervais

     If a notice is sent to any of the above, a copy shall be sent to each of the following:

          Winthrop, Stimson, Putnam & Roberts
          Financial Centre
          695 East Main Street
          P.O. Box 6760
          Stamford, CT 06904-6760
          Attention:  Frode Jensen, III, Esq.

          The Morgan Stanley Leveraged
            Equity Fund II, L.P.
          Morgan Stanley Leveraged Equity
            Fund II, Inc., General Partner
          1251 Avenue of the Americas
          New York, NY  10020
          Attention:  Robert H. Niehaus

          Davis Polk & Wardwell
          450 Lexington Avenue
          New York, New York  10017
          Attention:  John R. Ettinger, Esq.

Any notice or request sent by telecopier or similar facsimile telecommunication shall be confirmed promptly by the sending of a copy of such notice or request to the addressee thereof by prepaid certified mail, return receipt requested.

           11.  Amendment; Assignment; Binding Effect.

          This Agreement may be amended or modified only by a written instrument signed by the parties hereto. No party shall assign or transfer this Agreement, in whole or in part, or any of such party's rights or obligations hereunder, to any other person or entity without the prior written consent of the other parties, except that S&H may transfer or assign all of its rights and obligations hereunder to any entity directly or indirectly succeeding to S&H by merger, consolidation or reorganization. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted assigns.

          12.  Waiver; Severability.

          The failure of a party to insist in any instance upon the strict and punctual performance of any provision of this Agreement shall not constitute a continuing waiver of such provision. No party shall be deemed to have waived any right, power, or privilege under this Agreement or any provisions hereof unless such waiver shall have been in writing and duly executed by the party to be charged with such waiver, and such waiver shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights of the waiving party or the obligations of any other party in any other respect or at any other time. If any provision of this Agreement shall be waived, or be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unaffected thereby and shall remain binding and in full force and effect.

          13.  Relationship of the Parties.

          In all matters relating to this Agreement, each party hereto shall be solely responsible for the acts of its employees, and employees of one party shall not be considered employees of the other party. Except as otherwise provided herein, no party shall have any right, or authority to create any obligation, express or implied, on behalf of any other party.

          14.  Governing Law.

          This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to its conflict of laws rules and laws.

          15. Entire Agreement; Termination of Original Management Services Agreement.

          This Agreement, the Organization Agreement and the agreements and documents executed and delivered with respect thereto, constitute the entire Agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings, either oral or written, with respect thereto. Upon the execution and delivery of this Agreement, the Original Management Services Agreement shall be terminated and shall be of no effect whatsoever.


           IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                   S&H INC.




                                   By: /s/ D. Greg Horrigan
                                      -------------------------------
                                      Title: President




                                    SILGAN PLASTICS CORPORATION



                                   By: /s/ Harley Rankin, Jr.
                                      -------------------------------
                                      Title: Vice President

Accepted and Agreed to:

THE MORGAN STANLEY LEVERAGED
  EQUITY FUND II, L.P.

By:  MORGAN STANLEY LEVERAGED
       EQUITY FUND II, INC. (General Partner)


By: /s/ Robert H. Niehaus
   ---------------------------
   Name: Robert H. Niehaus
   Title: Director




                                  SCHEDULE I
                               (000's omitted)

             Scheduled Amount                     Maximum Amount
             -----------------                    --------------

          1993          $ 65,500               1993           N/A
          1994            71,500               1994        $ 90,197
          1995            77,500               1995          95,758
          1996            83,500               1996          98,101
          1997            89,500               1997         100,504
          1998            95,500               1998         102,964
          1999           101,500               1999         105,488